Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Smart Modular Technologies (WWH), Inc.
We consent to the use of our report dated October 18, 2005, with respect to the consolidated balance sheets of Smart Modular Technologies (WWH), Inc. and subsidiaries as of August 31, 2005 and 2004, and the related consolidated and combined statements of operations, business/shareholders’ equity and other comprehensive income (loss), and cash flows for the year ended August 31, 2005, the period from January 28, 2004 (inception) to August 31, 2004 (Successor Business), the period from September 1, 2003 to April 16, 2004, and the year ended August 31, 2003 (Predecessor Business), and the related financial statement schedule, included herein and to the reference to our firm under the headings “Experts” and “Selected Financial Data” in the prospectus.
/s/ KPMG LLP
Mountain View, California
January 9, 2006